

January 23, 2012

Via U.S. Mail
Mr. Craig Frank
Chairman and Chief Executive Officer
Alternative Fuels Americas, Inc.
2131 Hollywood Boulevard, Suite 401
Hollywood, FL 33020

> **Re:** **Alternative Fuels Americas, Inc.**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed January 9, 2012**
> **File No. 333-177532**

Dear Mr. Frank:

We reviewed the filing and have the comments below.

General

1. We considered the response to prior comment one from our letter dated November 23, 2011 and remain concerned that the offering may be a primary offering, given the 15,000,000 shares of common stock being registered for resale by Mr. Ilan Sarid, the principal stockholder of Alternative Fuels Americas, Inc. or AFAI, relative to the 17,092,444 shares of common stock held by non-affiliates. We believe that AFAI should reduce significantly the number of shares being registered for resale by Mr. Sarid relative to the number of shares held by non-affiliates. Alternatively, AFAI should identify Mr. Sarid as an underwriter in the registration statement. Language such as "may be deemed" to be an underwriter is unacceptable.

2. We note your response to prior comment two from our letter dated November 23, 2011. Please disclose on the cover page of the prospectus that you are not a blank check company and have no intention to engage in a business combination.

Selling Stockholders, page 14

3. Disclosure in the first sentence that this prospectus covers the resale of up to 64,758,131 shares of common stock is inconsistent with disclosures elsewhere that this prospectus covers the resale of up to 23,712,088 shares of common stock. Please reconcile the disclosures.

4. Refer to prior comment 22 from our letter dated November 23, 2011. The revised footnote disclosure is unclear whether the natural person exercises voting or investment control or both for the shares of common stock held by the selling stockholder. Please revise. Further, if the beneficial owner is a legal entity, the legal entity should be listed in the selling stockholder table. Please revise.

Plan of Distribution, page 17

5. Refer to prior comment 32 from our letter dated November 23, 2011. As requested previously, disclose the specific requirements of Regulation M applicable to the offering. See Item 508(k) of Regulation S-K.

Market Overview, page 20

6. Explain the meaning of "VC" in the third paragraph.

Business - Strategic Agreements, page 22

7. It appears to us that you should disclose the terms of the two land leases you have entered into in note 8 or note 9 to your financial statements.

Liquidity and Capital Resources, page 27

8. Clarify in the last paragraph the period of time that the phrase "the first twelve months" encompasses.

Financial Statements

General

9. Please provide an updated consent with your next amendment.

Independent Auditor's Report

10. We note the introductory paragraph of the auditor's report included in your amendment does not refer to your 2009 balance sheet. Please obtain an audit report that includes a revised first paragraph that covers all requisite periods and financial statements.

Note 6. Common and Preferred Stock Transactions, page F-11

11. Please correct or clarify the disclosure in note 6 that the series C preferred stock is convertible into 43,392,940 shares of common stock with the disclosures on pages 4 and 11 that indicate it is convertible into 23,918,222 shares of common stock.

12. We note your response to prior comment 63 from our letter dated November 23, 2011. Please tell us the specific terms of the rescission rights related to the shares that you issued for services, including how you determined the rescission rights resulted in the fair value of the shares being 75% less than the fair value of shares that you issued for cash and whether the rescission rights are "solely" at your option. Please disclose the nature and existence of the rescission rights in your financial statements.

Recent Sales of Unregistered Securities, page II-1

13. Refer to prior comment 53 from our letter dated November 23, 2011. As requested previously, state briefly the facts relied upon for each transaction disclosed in this section to make the exemption available. See Item 701(d) of Regulation S-K.

Exhibit 5.1

14. For registration statements registering the resale of shares that are already outstanding, the legality opinion should recognize that these securities are already outstanding and fully paid. Please revise the third paragraph to state that the shares are legally issued, fully paid, and non-assessable.

15. For equity securities, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. Please revise the fourth paragraph.

16. The statements in the fifth paragraph are inappropriate limitations and qualifications. Please revise.

17. Counsel must consent also to being named in the registration statement. Please revise.

Exhibits 10.5, 10.6, and 10.9
18. We note that AFAI did not file the attachments to the exhibits filed as exhibits 10.5, 10.6, and 10.9. Unlike Item 601(b)(2) of Regulation S-K. there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please refile the exhibits with their attachments.

Exhibit 10.7

19. Since the duration or term of the agreement is one year from the date that it has been signed, it appears that the agreement has expired. If the parties have renewed the agreement, file the document evidencing the renewal as an exhibit to the registration statement.

Closing

     As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

     Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via Facsimile
        Dale S. Bergman, Esq.
        Roetzel & Andress
        350 East Las Olas Boulevard, Suite 1150
        Fort Lauderdale, FL 33301